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Exhibit (a)(5)(xiv)

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Petro-Canada gets hostile with buyout bid
The Edmonton Journal
Wed 31 May 2006
Page: G4
Section: Business
Byline: James Stevenson
Dateline: CALGARY
Source: The Canadian Press

CALGARY — Petro-Canada said Tuesday that there was "no basis" for sweetening its offer for Canada Southern Petroleum, and is seeking to block the junior company's shareholder rights plan through Alberta's securities regulator.

Petro-Canada's unsolicited $124-million bid became hostile last week when Canada Southern's board rejected the offer, saying it did not adequately value the company's large land position in the Arctic islands, including several gas discoveries.

But Petro-Canada rejects the notion that Canada Southern's high Arctic gas reserves are close to being economically viable.

"There's a lot of uncertainty about timing, which of course impacts on economics and therefore value of the resource." Kathy Sendall, Petro Canada's senior vice-president of North American natural gas, said in an interview.

Along with dealing with the harsh Arctic environment, Sendall said development plans have not been determined yet, and there's currently no regulatory or fiscal regime in place.

Petro-Canada said that with only a range of historical resource estimates available, it believed the junior firm's Arctic reserves were "significantly below" the approximately 927 billion cubic feet of gas that Canada Southern had suggested it held.

Petro-Canada also said it has already had discussions with Alberta's securities regulator to set aside a shareholder rights or "poison pill" plan recently adopted by Canada Southern, which Petro-Canada believes restricts the rights of Canada Southern shareholders to accept the offer.

Sendall said Petro-Canada took its takeover offer directly to shareholders after nearly two months of negotiations "and only when it became clear that we would be unable to reconcile the differing views of value between Petro-Canada and Canada Southern."

Petro-Canada said its initial offer for Canada Southern on May 11 represented a 58 per cent premium over the pre-bid closing price.

The stock initially jumped more than 60 per cent on the offer, and has continued to climb. In Tuesday trading on the Toronto Stock Exchange, Canada Southern shares rose a further 11 cents to $10.11.

Edition: Final
Story Type: Business
Length: 319 words

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  Exhibit (a)(5)(xiv)